Pieris Pharmaceuticals, Inc.

225 Franklin Street, 26th Floor

Boston, MA 02110

November 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Gary Newberry Vanessa Robertson Lauren Hamill Laura Crotty

Re:	Pieris Pharmaceuticals, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed October 29, 2024 File No. 333-281459

Ladies and Gentlemen:

This letter sets forth the response of Pieris Pharmaceuticals, Inc. (the “Company”) to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 4, 2024, with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4.

Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Fourth Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Fourth Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-4

Palvella Therapeutics, Inc., page 11

1.	We acknowledge your response to prior comment 1, which we reissue. We continue to believe that the failure of QTORIN-rapamycin to meet primary clinical trial endpoints in two prior trials targeting Gorlin Syndrome and pachyonychia congenita may be considered material information and should be disclosed in the Summary and Palvella's Business Section. In this regard, we note: (1) Palvella's current and past product candidates utilize or utilized QTORIN, Palvella's proprietary anhydrous topical gel platform, as a mechanism to deliver rapamycin for the treatment of various targeted diseases; and (2) your disclosure on page 70 that "a failure in any one QTORIN-based program may decrease trust in its technology and affect its ability to conduct clinical programs for other QTORIN-based product candidates." Please either revise your disclosure as previously requested or provide an analysis supporting your determination that the information is not material in your response letter.

Response: The Company acknowledges the Staff’s comment with respect to the prior comment 1 and has revised the disclosure on pages 12 and 229 of the Fourth Amended Registration Statement.

*****

Sincerely,

PIERIS PHARMACEUTICALS, INC.

/s/ Stephen Yoder
Name: Stephen Yoder
Title: Chief Executive Officer

Cc:	William C. Hicks, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Marc D. Mantell, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey D. Cohan, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Christopher Miller, Esq., Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Esq., Troutman Pepper Hamilton Sanders LLP